UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

Commission File No. 001-39000

Vista Energy, S.A.B. de C.V.

(Exact Name of the Registrant as Specified in the Charter)

N.A.

(Translation of Registrant’s Name into English)

Pedregal 24, Floor 4,

Colonia Molino del Rey, Alcaldía Miguel Hidalgo

Mexico City, 11040

Mexico

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SUMMARY OF THE RESOLUTIONS ADOPTED BY THE SHAREHOLDERS AT THE

ORDINARY GENERAL SHAREHOLDERS’ MEETING OF VISTA ENERGY, S.A.B. DE

C.V., HELD ON DECEMBER 7TH, 2022

In Mexico City, United Mexican States (“Mexico”), at 11:00 a.m. on December 7th, 2022, the shareholders of Vista Energy, S.A.B. de C.V. (the “Company”), appeared at the meeting room located at Torre Virreyes, Pedregal No. 24, Floor 24, Colonia Molino del Rey, Zip Code 11040, Miguel Hidalgo, in order to hold the ordinary shareholders’ meeting (the “Shareholders’ Meeting”), to which they were duly and previously called by means of the notice published on October 27th, 2022, through the Electronic System of Publications of Commercial Companies (Sistema Electrónico de Publicaciones de Sociedades Mercantiles) of the Ministry of Economy (Secretaría de Economía).

The teller (escrutador), after reviewing the deposit certificates (constancias de depósito) and other documents exhibited by the attendee to evidence its legal capacity, certified that 56,134,999 shares of the 88,471,252 outstanding shares (i.e. 63.44998825%) of the capital stock of the Company were represented, a percentage sufficient to hold the Shareholders’ Meeting, in accordance with Article Twenty-Third of the Company’s bylaws in force. Therefore, the Shareholders’ Meeting was declared as legally convened.

With respect to each of the items of the Agenda addressed and discussed in the Shareholders’ Meeting, below are (i) the resolutions adopted in connection therewith by the shareholders represented, as well as (ii) the vote tally of the shares represented at such Shareholders’ Meeting.

FIRST ITEM OF THE AGENDA

Ratification of the reduction of the variable part of the capital stock of the Company, as approved by the Board of Directors of the Company; associated resolutions.

Below is an excerpt of the resolution adopted at the Shareholders’ Meeting in connection with the first item of the Agenda:

“It is hereby approved and ratified in all its terms, with effects as from September 27, 2022, to reduce the variable portion of the Company’s capital stock, as such reduction was approved by the Board of Directors of the Company on September 27, 2022, in the amount equivalent in Mexican pesos to US$39.530 million, through the absorption of losses suffered by the Company during the eight-month period ended August 31, 2022, as shown in the non-consolidated financial statements approved by the Board of Directors of the Company on September 27, 2022.”

“The Secretary of the Company is instructed to carry out the necessary annotations and registrations in the book of capital variations of the Company to reflect the capital reduction herein ratified and approved, in accordance with Article Eleventh of the Company’s bylaws, as well as to instruct the drafting, signing, filing and disclosure of all notices, publications, requests and/or writings that must be carried out in accordance with the applicable legal provisions, including without limitation before the Mexican National Banking and Securities Commission, the Mexican Stock Exchange, the New York Stock Exchange, the Mexican Ministry of Economy and/or any other entity or authority, as well as to carry out any necessary or convenient actions related to the matters approved in accordance with this item of the agenda.”

With respect to the first item of the Agenda, the shareholders’ representatives announced the proxy vote with respect to the 56,134,999 shares present and represented at the Shareholders’ Meeting, and the vote tally resulted as follows: (i) affirmative vote of 54,914,571 shares, (ii) dissenting vote of 40,257 shares, and (iii) abstention of 1,180,171 shares.

SECOND ITEM OF THE AGENDA

Presentation, discussion, and, as the case may be, approval of the Company’s non-consolidated special financial statements as of September 30, 2022.

Below is an excerpt of the resolution adopted at the Shareholders’ Meeting in connection with the second item of the Agenda:

“The special unconsolidated financial statements of the Company as of September 30, 2022, in the terms in which such financial statements were made available to the Company’s shareholders, together with the respective independent auditors’ report issued by Mancera, S.C., member of Ernst Young Global Limited as external auditor of the Company, in the terms in which such report was made available to the Company’s shareholders, is hereby submitted and approved, for all legal effects and purposes.”

With respect to the second item of the Agenda, the shareholders’ representatives announced the proxy vote with respect to the 56,134,999 shares present and represented at the Shareholders’ Meeting, and the vote tally resulted as follows: (i) affirmative vote of 52,680,031 shares, (ii) dissenting vote of 216,933 shares, and (iii) abstention of 3,238,035 shares.

THIRD ITEM OF THE AGENDA

Presentation, discussion, and, as the case may be, approval of the increase in the maximum amount of funds that may be used for the purchase of the Company’s shares (or securities representing such shares), pursuant to Article 56 section IV of the Securities Market Law (Ley del Mercado de Valores), for an additional amount of US$25.626 million.

Below is an excerpt of the resolution adopted at the Shareholders’ Meeting in connection with the third item of the Agenda:

“It is hereby approved, for all legal purposes, that from the net profits presented in the special unconsolidated financial statements of the Company as of September 30, 2022, totaling an amount of US$26.975 million, (i) US$1.349 million be set aside, amount equivalent to at least 5% of the annual net profits for the entire fiscal year 2022, for the creation of a legal reserve in accordance with Article 20 of the General Law of Commercial Companies, and (ii) the remaining amount, meaning US$25.626 million, be used to increase the maximum amount of funds that may be used to purchase the Company’s own shares (or securities representing them) during the 2022 fiscal year, pursuant to Article 56 section IV of the Securities Market Law; provided, that such amount is in addition to the initial amount approved by the ordinary and extraordinary shareholders’ meeting of the Company held on April 26, 2022 (the “2022 Annual Meeting”); provided, however, that such amount is in addition to any remaining amount pending to be used at this date with respect to the amount approved at the 2022 Annual Meeting. Any unused amount, whether from the maximum amount approved at the 2022 Annual Meeting or from the increase approved at this meeting, may also be used to purchase the Company’s own shares (or securities representing such shares) during the 2023 fiscal year, provided that the maximum amount allocated to the repurchase fund during 2023 may be increased or modified by any shareholders’ meeting thereafter.”

With respect to the third item of the Agenda, the shareholders’ representatives announced the proxy vote with respect to the 56,134,999 shares present and represented at the Shareholders’ Meeting, and the vote tally resulted as follows: (i) affirmative vote of 55,591,433 shares, (ii) dissenting vote of 40,780 shares, and (iii) abstention of 502,786 shares.

FOURTH ITEM OF THE AGENDA

Appointment of delegates to comply with resolutions and, as the case may be, formalize the resolutions adopted at the Ordinary General Shareholders’ Meeting; associated resolutions.

Below is an excerpt of the resolution adopted at the Shareholders’ Meeting in connection with the fourth item of the Agenda:

“Messrs. Francisco José Grajales Pérez Rivero, Carlos Zamarrón Ontiveros, Gizeh Vicente Polo Ballinas, Crisanto Jesús Sánchez Carrillo, Diego Ernesto Aznar Gándara and Anamaría Melina Clares Pastrana are hereby appointed to, jointly or separately, personally or through a third party on their behalf, appear before the notary public of their choice if appropriate, to request and obtain the notarization, either in part or in whole, of these minutes of the Shareholders’ Meeting, as well as to issue partial or complete copies or certified copies upon request of these minutes, prepare and execute notifications, notices, applications and any other document required under the applicable legal framework and carry out any necessary actions related to the matters approved in this General Shareholders’ Meeting”.

With respect to the fourth item of the Agenda, the shareholders’ representatives announced the proxy vote with respect to the 56,134,999 shares present and represented at the Shareholders’ Meeting, and the vote tally resulted as follows: (i) affirmative vote of 54,954,376 shares, (ii) dissenting vote of 33,301 shares, and (iii) abstention of 1,147,322 shares.

*    *    *

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 7, 2022

VISTA ENERGY, S.A.B. DE C.V.

By:	/s/ Alejandro Cherñacov
Name:	Alejandro Cherñacov
Title:	Strategic Planning and Investor Relations Officer